Filed by TiVo Inc. Pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:
TiVo Inc. (Commission File No. 000-27141)
Rovi Corporation (Commission File No. 000-53413), and
Titan Technologies Corporation (Commission File No. 000-53413)

TiVo Acquisition Announcement
Employee FAQ
Updated June 29, 2016

1.	What are we announcing today?
Today, we begin a new chapter in TiVo’s history with our agreement to combine with Rovi to create a leading provider of discovery solutions, recommendations, advertising and analytics. We are confident this transaction will bring exciting opportunities for our customers, as together the combined companies will be able to leverage significant R&D for our customers. To learn more about Rovi Corporation visit www.rovicorp.com.

2.	What are the strategic merits of the transaction?

•
Complementary product portfolio greatly enhances product strength. TiVo has a strong direct-to-consumer product offering as well as a rapidly growing advanced television solution for Pay TV providers, globally. These product offerings are a key reason for Rovi’s acquisition of TiVo.

•	Enhances IP innovation engine and strengthens the depth of TiVo’s and Rovi’s IP Portfolios.

•	Will create industry leadership in Discovery with established global footprint

•	Solidifies leadership in Advanced Search & Recommendations and Analytics offerings and accelerates growth.

•	Combination expands global reach and customer base.

•	Combination of talent, technology and products to achieve shared goals and deliver more than either company could alone. Pro forma capital structure provides financial strength and flexibility.

•	Enhances IP innovation engine and strengthens depth of IP Portfolio.

3.	Who are the key leaders of Rovi?
Rovi is led by Tom Carson. For a complete background of the management team visit: http://www.rovicorp.com/company/management-team.html.

4.	How long has Rovi been evaluating TiVo?
TiVo has been having discussions with Rovi over a period of time, however, the discussions accelerated over the past few months leading to today’s announcement. Additional details regarding the discussions will be filed in our joint proxy statement.

5.	What do next steps look like in the process?

•	Both TiVo and Rovi will continue to operate independently as separate companies until the deal is completed

•	Typically, this process can take several months, but we expect the deal to be completed in Q3 2016

•	It is business as usual during the next several months until the acquisition receives regulatory and stockholder approval and when other closing conditions are finalized.

•	During this time, we will conduct integration planning with a defined set of teams from both companies and embark on a focused set of activities to prepare for Day 1 after close and beyond.

•	More specifics will be available once we close the transaction and details have been finalized.

•	While we may not have specific answers to all of your questions, feel free to raise questions between now and close with your managers or with a member of our HR team.

6.	When will the transaction close?
The transaction is subject to stockholder approvals from both companies, requires U.S. antitrust clearance and the satisfaction of other customary closing conditions, and is expected to close in the third quarter of 2016.

7.	What will U.S. antitrust clearance entail?
The regulatory review process will entail a complete review of the two businesses, including customary filings with U.S. antitrust regulators.

8.	Who are Rovi’s key customers?
Microsoft, Facebook, Dish Network, Time Warner Cable, Charter and AT&T are amongst some of Rovi’s key customers. Please see Rovi’s customers highlighted here: http://www.rovicorp.com/customers.html.

9.	Is there any product overlap between the companies?
The companies have complimentary products in the Guides, Search & Recommendations and Analytics businesses.

10.	Will TiVo be a separate entity within Rovi, or will TiVo be fully integrated into Rovi?
The companies will form a new parent holding company of which Rovi and TiVo will be separate subsidiaries under the new parent company. Rovi and TiVo anticipate the parent company’s leadership team will have strong representation from both companies. The parent company’s board of directors is expected to include TiVo board members. Following the close of the transaction, the parent company plans to adopt the iconic TiVo company name.

11.	Are there any organization / product changes contemplated as a result of this acquisition?
Details of the combined organization will be outlined once we are well into the Integration process.

12.	How soon can TiVo employees interact with the Rovi employees?
Until the deal is completed, including receipt of regulatory clearances, discussions with Rovi team members will be directed through the Integration Team. No customer proposals or pricing information can be shared with Rovi until the transaction closes.

13.	How would you describe the culture within Rovi?
Rovi collaborates as one team across many offices and locations. The Rovi team is a passionate, exceptionally talented one across the globe with offices in North America, Europe and Asia. Rovi’s core values are foundational to their culture and include: Innovation, Ownership, Teamwork and Customer-Driven.

14.	Where is Rovi located in California? Do we expect any TiVo or Rovi resources to relocate as a result of the transaction?
Rovi is headquartered in San Carlos, CA, with major office locations in Burbank, CA and Wayne, PA. Internationally, Rovi has offices in Europe and Asia. As part of the integration planning process, teams will review operational and organizational related items. For the foreseeable future, there is no plan to move TiVo employees.

15.	Does Rovi have any patents?
Rovi has a robust portfolio of more than 5,000 issued and pending patents - one of the world’s leading digital entertainment patent portfolios.

16.	What is Rovi’s IP?
The Rovi patent portfolio includes important coverage in areas such as interactive program guides, DVRs, on-demand programming (VOD and OTT), multi-screen experiences, interactive video applications and more.

17.	What has the reaction been of TiVo Pay TV customers in relation to this deal?
We have had a number of discussions with TiVo Pay TV customers. Each Pay TV customer has a unique view on the transaction and we will continue to enthusiastically work to ensure that this deal serves the best interests of all parties.

18.	When will the Integration process start?
An Integration Team will be announced in the days to come.

19.	Will employees keep their existing email addresses?
As part of the integration planning process, teams will review operational and organizational related items, such as this one. More information will be available once the transaction is completed and as the teams gain a deeper understanding and work through details.

20.	What does this acquisition mean for TiVo employees?
Long term, the acquisition is expected to provide increased professional opportunities for people within the combined entities. TiVo employees will benefit from being part of a larger, more diverse business.

21.	Will there be any changes in TiVo benefit or 401K plans?
Rovi cares about our employees and offers very competitive benefits. As part of the integration planning process, teams will review benefits plans. Rovi HR representatives will outline benefits including medical, dental, vision and other insurances, 401(k), and flexible time off and other perks. We will provide updates as the teams work through details.

22.	What Engineering tools will Rovi be using?
As part of the integration planning process, teams will review systems, tools and processes. Rovi, like TiVo, is very process and tool-oriented in the approach to product development. We use a combination of tools across the engineering teams today including: Innotas, Confluence, Jira - Agile, and VersionOne. More information will be available as the teams work through details.

23.	When will TiVo employees move to Rovi payroll?
We will continue on TiVo’s payroll system at least until December 31, 2016. For calendar 2017, more details will follow.

24.	Will my current title or position change at Rovi?
It’s too early to say. As part of the integration planning process, organizational and operational items will be key areas considered. More information will be available as the team works through details and after close as we are two separate companies until that time.

25.	What is the Holiday schedule for Rovi?
The holiday schedule varies depending on office location at Rovi. More information about the schedule will be shared in the future.

26.	Will there be changes to the vacation plan?
There are no changes contemplated at this time to the vacation plan.

27.	Will the expense reimbursement policy change?
Yes, TiVo employees will follow Rovi’s policies for expense reimbursements once the transaction closes.

28.	Will TiVo employee phone numbers change?
Not in the foreseeable future.

29.	Will TiVo continue to develop current products?
Yes, TiVo will continue to develop products as it is doing today. Post close we will look at opportunities to take advantage of the combined strengths resulting from this deal.

30.	How will TiVo and Rovi integration process look like?

•	The integration planning team will include leaders from both Rovi and TiVo representing their respective businesses and functions.

•	The integration team will work on a defined set of activities with the goal of understanding how we’ll work together effectively as one organization.

•	Integration planning spans the period between the announcement of the deal and when the deal is completed.

Actual integration activities begin once the transaction is completed and we are one company.

31.	Will the acquisition cause any reductions in TiVo's employment?
All staffing and resources will be evaluated throughout the integration process to maximize capabilities for various functions.

Stock Administration

1.	What happens to my vested restricted stock awards and ESPP shares?
If you have vested shares of TiVo stock, whether from a vested restricted stock award or previously purchased ESPP shares, then if the average Rovi stock price (based on the volume-weighted average trading price of the Rovi common stock on the NASDAQ over the 15 consecutive trading day period ending on (and including) the third trading day prior to closing) is between $16.00 and $25.00, each share of TiVo common stock will be converted into the right to receive $10.70 in combination of cash and common stock in the combined company (“New Co”) that will own both TiVo and Rovi, with the cash component being no less than $2.75 and no more than $3.90 per share of TiVo common stock. If the average Rovi stock price is less than $16.00, the consideration per each share of TiVo common stock will be valued below $10.70, and if the average Rovi stock price exceeds $25.00, the TiVo merger consideration will be valued above $10.70.

These will be managed by transfer agent and get converted to New Co’s shares.

2.	What happens to my vested and unvested stock options and my unvested restricted stock awards and restricted stock units?
At the closing of the merger, each TiVo option (including vested and unvested), unvested restricted stock award, and unvested restricted stock unit held by TiVo employees will be converted into an option or restricted stock award or restricted stock unit award, as applicable, from New Co on the same terms and conditions as were applicable under such TiVo option, unvested restricted stock award, and unvested restricted stock unit (including with respect to vesting), but appropriately adjusted based on the merger consideration and to preserve the value of the award.

Restricted Stock Award example - if you have 100 unvested TiVo restricted stock awards as of the date of close and $18 is the ROVI WAVP stock price, then using an exchange ratio of 0.594 (i.e. $10.70/$18 assuming $18 is the ROVI WAVP stock price) these 100 TiVo unvested restricted stock awards will be exchanged for 59 unvested restricted stock awards of the New Co.

Outstanding Stock Options example - if you have 100 TiVo stock options (vested or unvested) with an exercise price of $10, then using an exchange ratio of 0.594 (i.e. $10.70/$18 assuming $18 is the ROVI WAVP stock price) these options will be exchanged for 59 options of the New Co. at an exercise price of $17 ($10/0.594, using the exchange ratio of 0.594)

There will be no change in the vesting schedule for restricted stock awards, units or options.

3.	Do I receive cash consideration for any of my unvested restricted stock awards or restricted stock units?
No, unvested restricted stock awards and restricted stock units will be converted into shares of New Co as outlined above. The exception to this will be that unvested cash-settled restricted stock units will still pay cash when vested, not shares in New Co.

There will be no change in the vesting schedule for restricted stock awards or units.

4.	How and when will I receive cash for any vested TiVo stock that I may own?
This will be handled by a third party transfer and paying agent. The transfer agent will send out letters of transmittal to stockholders and coordinate the cash payment. More information will be available as the closing date approaches.

5.	When should I expect to be able to see my converted equity awards in my new ETRADE stock plan account?
Approximately 3 weeks from close. Employees will be informed as soon as the conversion is complete.

6.	Do I continue with my same ETRADE account I have today or will I be given a new account?
Employees will be given a new stock plan account for the post-conversion New Co awards which they can link to their existing ETRADE account. Each employee’s original ETRADE account will continue to have the history of TiVo grants and on the New Co ETRADE account employees can see the exchanged grants.

7.
Will there be a blackout period of TiVo stock plan accounts before or after the merger closes wherein no employees can trade due to logistics in setting up a new company in ETRADE and transferring all of the information?

Yes, we expect there will be a black-out period for TiVo stock plan accounts before and after the merger closing. TiVo expects that there will be a blackout period of ALL employee-trading (including through any pre-existing 10b5-1 trading plans) prior to the expected closing date of the transaction as well as for a period of approximately 3 weeks after the closing for the conversion to New Co. to occur. During the blackout period, employees will be unable to trade in their stock plan accounts. We will update the timing of the expected blackout periods as more information becomes available. Employees will be notified prior to the blackout period commencing and informed as soon as the conversion is complete. The blackout could be longer for employees designated as company insiders if the 3 week post-close conversion period extends into a new blackout period due to New Co.’s (Rovi’s) Q3 earnings.

8.	What happens to the current ESPP purchase that happens on August 31, 2016?
The current ESPP purchase period will terminate the earlier of August 31, 2016 (the current purchase date) or at least 10 BUSINESS days prior to the close of the merger with Rovi. Employees participating in the ESPP will receive a notice no later than twenty (20) days prior to the merger closing notifying them of the termination of the current ESPP purchase period and new purchase date. Employees will receive their shares prior to the closing of the merger with Rovi. Unless sold prior to the closing, all ESPP shares will be exchanged for the same consideration that all other stockholders of TiVo receive as part of the transaction. If the transaction is not closed by August 31, 2016, the ESPP program will end after the August 31, 2016 purchase and there will not be another purchase period prior to closing of the transaction.

9.	How long after close of the transaction will I be eligible to enroll into New Co’s ESPP plan?
Employees will need to wait until the next regularly scheduled ESPP open enrollment period after closing, which we expect to be the enrollment period beginning on January 15, 2017. The current Rovi open enrollment period is twice a year (in last 2 weeks of January and the last 2 weeks of July. The current Rovi ESPP allows employees to purchase ESPP shares at 15% discount with a 24 month look back.

Employee Benefits

1.	What will happen to my 401(k) account with Vanguard, and will I be able to roll my funds into a financial institution of my choosing if the plan terminates?
The TiVo/Vanguard 401(k) plan will be terminated by TiVo prior to the closing of the merger.  This means that you will not be able to contribute into the TiVo/Vanguard 401(k) plan for compensation earned after the plan’s termination.

2.	What happens to my 401(k) plan account balance after the plan terminates?
Once the plan is fully winding down, you will be required to take a distribution of your account balance. Your options will include liquidating your account or rolling your account balance to the Rovi 401(k) plan, or to an IRA of your choice.

3.	Can I participate in the Rovi 401(k) plan?
All eligible employees may elect to participate in the Rovi 401(k) plan. We will hold meetings and webinars describing to employees the details of the Rovi 401(k) plan and how to enroll. More information will be shared as we get closer to the closing of the merger.

4.	What will happen with TiVo’s 401K match this year on the Vanguard 401(k) plan?
The 401(k) match will be provided to employees based on the amount that’s been contributed up to the date the transaction closes. These matches will be deposited to the Vanguard 401(k) accounts of the employees receiving the match at the time of the transaction closing. For example, if an employee contributed $6k or more by the date the transaction closes, then they will receive the whole match of $3k.

5.	Will the 401(k) match only occur at year-end if I am an employee at that time?
Employees at the time of the transaction closing will be eligible to receive the 401(k) match. Employees will not need to remain employed through the end of the calendar year to receive the match. The match will occur at the time of the transaction closing, and will be based upon employee 401(k) contributions at that time.

6.	What will happen with my health insurance plans?
Employees will remain on the current TiVo healthcare plans until December 31, 2016. On January 1st, TiVo employees will transition to the new company plans.

7.	How will we find out details on the new insurance plans that will be in place on January 1, 2017?
There will be meetings, webinars and other types of communication leading up to the healthcare open enrollment explaining the healthcare benefit plans employees will be eligible for in January.

8.	Which major medical insurance providers does Rovi provide?
Rovi currently provides medical insurance through Aetna and Kaiser.

9.	How do Rovi’s plans compare to TiVo’s in regards to the benefits themselves and the employee costs of the most common carriers/plans used?
The healthcare plans are generally comparable between the two companies. The plans are being reviewed and more information will be shared in the future.

10.	What is going to happen with my current year bonus?
Employees who are a part of TiVo’s bonus plan will roll over to the New Co’s bonus plan after the close date. The bonus payment for the period ending December 31, 2016 will be comprised of two components:

For pre-acquisition period (February 1, 2016 to close), the bonus will be pro-rated for the corresponding period TiVo was an independent company (e.g. 7months/12months, assuming close on August 31, 2016). Achievement percentages for this period will be calculated using actual or projected achievement of TiVo’s bonus goals, as applicable.  We expect the bonus to be paid in March 2017 in the ordinary course and subject to the standard terms of TiVo’s FY2017 corporate bonus plan.

For the post-acquisition period, TiVo and Rovi are analyzing differences in bonus structure and creating migration plans to harmonize into one overall corporate bonus plan.  More information on individual bonus targets and goals post acquisition will be shared once final decisions are made.

Forward-Looking Statements

Certain statements made or incorporated by reference herein, including, for example, regarding the proposed transactions among TiVo Inc. (the “Company”), Titan Technologies Corporation (“Parent”) and Rovi Corporation (“Rovi”), enhanced product strength, global reach and customer base of the combined companies, and any other statements about Company or Rovi management’s future expectations, beliefs, goals, plans or prospects, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by the Company and Rovi, all of which are subject to change. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. We believe that these factors include, but are not limited to, the following: 1) uncertainties as to the timing of the consummation of the transactions and the ability of each party to consummate the transactions; 2) uncertainty as to the actual premium that will be realized by Company stockholders in connection with the proposed transactions; 3) failure to realize the anticipated benefits of the proposed transactions, including as a result of delay in completing the transactions or integrating the businesses of the Company and Rovi; 4) uncertainty as to the long-term value of Parent common stock; 5) unpredictability and severity of natural disasters; 6) adequacy of the Company’s or Rovi’s risk management and loss limitation methods; 7) the resolution of intellectual property claims; 8) seasonal trends that impact consumer electronics sales; 9) Parent’s ability to implement its business strategy; 10) adequacy of Parent’s, the Company’s or Rovi’s loss reserves; 11) retention of key executives by the Company and Rovi; 12) intense competition from a number of sources; 13) potential loss of business from one or more major licensees; 14) general economic and market conditions; 15) the integration of businesses Parent may acquire or new business ventures Parent may start; 16) evolving legal, regulatory and tax regimes; 17) the expected amount and timing of cost savings and operating synergies; 18) failure to receive the approval of the stockholders of either the Company or Rovi; 19) litigation related to the transactions; 20) unexpected costs, charges or expenses resulting from the transactions; and 21) other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent reports on Form 10-K and Form 10-Q and other documents of the Company, Parent and Rovi on file with the Securities and Exchange Commission (“SEC”). Our SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Proposed Transactions and Where to Find It

This communication is not a solicitation of a proxy from any stockholder of the Company, Rovi or Parent. In connection with the Agreement and Plan of Merger among Rovi, the Company, Parent, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc., Rovi, the Company and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that contains a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTIONS. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by the Company, Parent or Rovi with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

Participants in the Solicitation

The Company, Rovi, Parent and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from Company and Rovi stockholders in connection with the proposed transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors and their ownership of Company common stock in the Company’s annual report on Form 10-K for the fiscal year ended January 31, 2016, which was filed with the SEC on March 23, 2016, and its proxy statement on Schedule 14A for its 2016 annual meeting of stockholders, which was filed with the SEC on May 27, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com. Information about the executive officers and directors of Rovi (and, in some instances, Parent) is set forth in Rovi’s annual report on Form 10-K for the fiscal year ending December 31, 2015, which was filed with the SEC on February 11, 2016, and its proxy statement on Schedule 14A for its 2016 annual meeting of stockholders , which was filed with the SEC on March 11, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov. Other information regarding the participants in the solicitation and description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of the Company’s and Rovi’s stockholders generally, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the proposed transactions that Parent will file with the SEC when it becomes available.